UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Corona Corp.,
   2224 Main Street
   Santa Monica, CA  90405
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   ("GCAP")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.05 par valu|3/31/0|C   | |1,400,000         |A  |(1)        |--                 |D     |                           |
e per share                |0     |    | |                  |   |           |                   |      |                           |
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Common Stock, $.05 par valu|3/31/0|C   | |490,000           |A  |(2)        |--                 |D     |                           |
e per share                |0     |    | |                  |   |           |                   |      |                           |
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Common Stock, $.05 par valu|3/31/0|J   | |70,000            |A  |(3)        |1,960,000          |D     |                           |
e per share                |0     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Call Option (Right to |(4)     |3/31/|C   | |$1,800,000 |D  |Immed|12/31|Convertible |$1,800,|(4)    |0           |D  |            |
Buy)                  |        |00   |    | |           |   |.    |/04  |Note, due 12|000    |       |            |   |            |
                      |        |     |    | |           |   |     |     |/31/04      |       |       |            |   |            |
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Convertible Note, due |.35:1   |3/31/|C   | |$1,800,000 |A  |Immed|12/31|10% Converti|630,000|(4), (5|-           |D  |            |
12/31/04              |        |00   |    | |           |   |.    |/04  |ble Preferre|       |)      |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Convertible Note,  due|.35:1   |3/31/|C   | |$4,000,000 |D  |Immed|12/31|10% Converti|1,400,0|(4)    |0           |D  |            |
 12/31/04             |        |00   |    | |           |   |.    |/04  |ble Preferre|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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10% Convertible Prefer|1:1     |3/31/|C   | |1,400,000  |A  |Immed|01/01|Common Stock|1,400,0|(6)    |-           |D  |            |
red Stock, Series A   |        |00   |    | |           |   |.    |/05  |, $0.05 par |00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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10% Convertible Prefer|1:1     |3/31/|C   | |1,400,000  |D  |Immed|01/01|Common Stock|1,400,0|(1)    |0           |D  |            |
red Stock, Series A   |        |00   |    | |           |   |.    |/05  |, $.05 par v|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Common Stock Purchase |$2.85   |3/31/|C   | |490,000    |D  |Immed|11/09|Common Stock|490,000|(2)    |0           |D  |            |
Warrants (Right to Buy|        |00   |    | |           |   |.    |/04  |, $.05 par v|       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Common Stock Purchase |$5.50   |--   |--  | |-- --      |A,D|Immed|12/31|Common Stock|900,000|--     |900,000     |D  |            |
Warrants (Right to Buy|        |     |    | |           |   |.    |/05  |, $.05 par v|       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The shares of common stock, par value $0.05 per share ("Common Stock") were purchased upon the conversion at a 1:1 ratio of 1,400,000 shares of the issuer's 10% Convertible Preferred Stock, Series A ("Preferred Stock").
(2) The shares of Common Stock were purchased upon the exercise of 490,000 warrants ("Warrants").
(3) The shares of Common Stock were transferred in consideration for acceleration of the conversion of all convertible Notes and exercise of all Warrants.
(4) Corona exercised its right (the "Option") to purchase the remaining $1,800,000 convertible note (out of a permissible $2 million in aggregate principal amount) due December 31, 2004 (the "Note"), for which, in lieu of interest, Corona shall receive the dividend payments payable on the underlying 10% Convertible Preferred Stock, Series A, of the issuer. The Option was granted pursuant to an agreement between Corona and a third-party whereby Corona purchased a $2 million note of like tenor with the Note and other certain securities.
(5)  Received upon exercise of the
Option.
(6) Received upon the conversion of the Note and other convertible notes having the same terms as the Note in aggregate principal amount of $4 million and at a ratio of .35:1.
SIGNATURE OF REPORTING PERSON
/s/ Reid Breitman, President
DATE
June  30, 2000